Exhibit 99.2

PLEASE BE SURE TO SIGN AND DATE THIS PROXY CARD AND MARK ON THE REVERSE SIDE Copyright © 2025 BetaNXT, Inc. or its affiliates. All Rights Reserved YOUR VOTE IS IMPORTANT! PLEASE VOTE BY: 12:00 p.m. EDT October 15, 2025. Steakholder Foods Ltd. Instructions to The Bank of New York Mellon, as Depositary (Must be received prior to 12 p.m. EDT on October 15, 2025) The undersigned Holder of American Depositary Receipts (“ADRs” ) hereby acknowledges receipt of a Notice to Holders from the Depositary and hereby requests and instructs The Bank of New York Mellon, as Depositary, to endeavor, in so far as practicable, to vote or cause to be voted the number of ordinary shares or other deposited securities represented by such ADRs of Steakholder Foods Ltd. (the “Company”) registered in the name of the undersigned on the books of the Depositary as of the close of business September 12, 2025 , at the Company’s Annual General Shareholders Meeting to be held on October 20, 2025, at 4:00 p.m. Israel time at the Company’s executive offices at 5 David Fikes St., Rehovot, Israel 7632805. NOTE: Please direct the Depositary how to vote by completing the reverse side. This voting Instruction Card, when properly executed and returned, will be a request to the Depositary to vote or cause to be voted the shares or other Deposited Securities represented by your ADRs as directed herein. The Depositary shall not vote or attempt to exercise the right to vote that attaches to the shares or other Deposited Securities, other than in accordance with such instructions. The Board of Directors recommends that you vote in favor of the proposals, which are described in the proxy statement. To view the Proxy Statement for this meeting, please visit: Steakholder Foods Ltd. Annual General Meeting of Shareholders For Shareholders of record as of September 12, 2025 Monday, October 20, 2025 4:00 PM, Local Time BNY: PO BOX 505006, Louisville, KY 40233 - 5006 Mail: • Mark, sign and date your Proxy Card • Fold and return your Proxy Card in the postage - paid envelope provided Your vote matters! Have your ballot ready and please use one of the methods below for easy voting : Your control number Have the 12 digit control number located in the box above available when you access the website and follow the instructions.

Steakholder Foods Ltd. Annual General Meeting of Shareholders Please make your marks like this: YOUR VOTE PROPOSAL AGAINST ABSTAIN FOR 1. To approve an increase to the Company's authorized capital; 2. Subject to the approval of the increase to the Company's authorized capital, to approve the allocation of equity in connection with the acquisition of Twine Solutions Ltd.; 3. Subject to the approval of the allocation of equity in connection with the acquisition of Twine Solutions Ltd., to reconstitute the Company's Board of Directors, such that: (i) Eli Arad will be reclassified as a Class II director of the Company and David Gerbi will be reclassified as a Class III director of the Company; (ii) Limor Ganot will be elected as a Class I director of the Company; and (iii) Snir Wiessman will be elected as a Class I director of the Company; 4. To re - elect Mr. Yaron Kaiser as a Class III director of the Company; 5. To approve the grant of RSUs to the Chairman of the Board 6. To approve the grant of RSUs to Directors and Director - Candidates; 7. To approve the grant of RSUs to the Chief Executive Officer; and 8. To approve the reappointment of Somekh Chaikin, a member of KPMG International, as the Company's independent auditors. IMPORTANT NOTE: BY EXECUTING THIS PROXY CARD, THE UNDERSIGNED IS CONFIRMING THAT THEY DO NOT HAVE A CONFLICT OF INTEREST (I.E., THE UNDERSIGNED IS NOT AN "INTERESTED SHAREHOLDER") FOR APPROVAL OF PROPOSAL 7 AND CAN THEREFORE BE COUNTED TOWARDS OR AGAINST THE MAJORITY REQUIRED FOR APPROVAL OF SUCH PROPOSAL. IF YOU HAVE SUCH A CONFLICT OF INTEREST FOR APPROVAL OF PROPOSAL 7, PLEASE NOTIFY THE COMPANY'S CORPORATE SECRETARY (EMAIL: CORPSEC@STEAKHOLDERFOODS.COM). PLEASE SEE THE COMPANY'S PROXY STATEMENT FOR A FURTHER EXPLANATION AS TO WHO IS CONSIDERED AN "INTERESTED SHAREHOLDER." Authorized Signatures - Must be completed for your instructions to be executed. Please sign exactly as your name(s) appears on your account. If held in joint tenancy, all persons should sign. Trustees, administrators, etc., should include title and authority. Corporations should provide full name of corporation and title of authorized officer signing the Proxy/Vote Form. Signature (and Title if applicable) Date Date Signature (if held jointly)